UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

November 04, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Smith+Nephew Third Quarter 2026 Trading Update

Strong Sports Medicine momentum continues; full-year guidance revised to reflect slower growth than expected in Orthopaedics

4 November 2026
Smith+Nephew (LSE:SN, NYSE:SNN) trading update for the quarter ended 26 September 2026.

Q3 Highlights
●
Q3 revenue of $1,551 million (Q3 2025: $1,501 million), representing 3.4% revenue growth on both an underlying and reported basis (Q3: 63 trading days, in line with Q3 2025):
o
Strong Sports Medicine & ENT performance, including double-digit growth in Sports Medicine Joint Repair
o
Improved performance in Advanced Wound Management, led by acceleration in Devices
o
Orthopaedics returned to growth, despite soft market conditions and continued weak performance in US Hips and Knees
o
Double-digit growth in CATALYSTEM™, CONCELOC™, AETOS™, CORI™, REGENETEN™, Q-FIX™, FASTSEAL™, LEAF™ and PICO™
●
Cementless LANDMARK™ Knee received 510(k) clearance, with first US surgical cases completed
●
Completed first cases using TESSA™ Spatial Surgery System for femoral repair of the ACL, and submitted for regulatory approval for use in tibial tunnel placement

Full year guidance updated
●
Revenue growth now expected to be around 3% on an underlying basis, reflecting our outlook for US Hips and Knees in the fourth quarter and market conditions
●
Trading profit growth now expected to be around 4%, with trading profit around $1,250 million
●
Free Cash Flow now expected to be around $750 million, with strong trading cash conversion of around 95%

RISE strategy progress
●
Investing in higher growth and margin Sports Medicine and Advanced Wound Management businesses where we see a clear route to market leadership
●
Continuing to focus on improving Orthopaedics performance as we successfully launch new products while we actively explore the full range of options to deliver value for stakeholders

Share buyback
●
Previously announced $500m share buyback on track, with $250 million completed by the end of Q3, reflecting our continued strong cash flow and balance sheet

Deepak Nath, Chief Executive Officer, said:

“Today, we reported Q3 underlying revenue growth of 3.4%, an acceleration from Q2. We saw continued momentum in Sports Medicine & ENT, including double-digit growth in Joint Repair, and improved performance in Advanced Wound Management, led by acceleration in Advanced Wound Devices. Orthopaedics returned to growth, although US reconstruction remained under pressure in a softer market.

“We continue to see the benefits of our investment in innovation, with more than 50% of Q3 growth coming from products launched in the last five years and many key products growing at double-digit rates. US regulatory approvals for LANDMARK and TESSA during the quarter represent important milestones, and early customer feedback following first cases has been extremely positive.

“We have revised our full-year guidance to reflect the slower growth in US Orthopaedics, which we expect to continue through the fourth quarter. Despite this, we remain confident in delivering profit growth ahead of revenue growth, together with strong free cash flow and cash conversion.

“We remain focused on improving performance, enhancing operational efficiency and allocating capital to the highest-value opportunities across our business, in line with the RISE strategy, while continuing to consider all opportunities that could accelerate value creation in the best interests of shareholders.”

Delivering our RISE strategy

We continued to make progress delivering against our RISE strategy, with important product milestones across the portfolio supporting our pillars to REACH more patients and to INNOVATE and enhance the standard of care.

In September we received 510(k) clearance from the US Food and Drug Administration (FDA) and completed the first surgical case with the cementless version of our new LANDMARK Total Knee System. LANDMARK is a next-generation knee replacement solution designed to replicate healthy knee anatomy and the knee’s natural motion and support a more personalised approach to total knee arthroplasty. LANDMARK was designed to leverage the full capabilities of our robotics-assisted CORI Surgical System.

We also achieved an important clinical milestone for our new TESSA Spatial Surgery System, completing the first femoral cases, and submitted an application to the FDA for regulatory clearance for its use in tibial tunnel placement.

Other advances included the launches of the new EVOS™ Pelvic Plating System, expanding the EVOS Plating Platform, the FLOW FLEXTEND™ COBLATION™ Wand, which brings new functionality for hard-to-reach hip, knee and shoulder, and the LYNX™ COBLATION Laryngeal Wand in ENT. We also progressed the international launches of the CARTIHEAL AGILI-C™ Cartilage Repair Implant and ALLEVYN™ COMPLETE CARE Dressing.

We continued to invest in next generation technology, with all R&D programmes on track and an exciting pipeline for 2027. These include CORI Hip, the first solution that provides robotic execution on both sides of the hip, including handheld acetabular reaming and a robotic femoral neck cut, particularly relevant to the fast-growing Direct Anterior Approach, and the CORI Hip Impactor which we expect to be the only tracked automated impactor on the market.

During the quarter we announced a partnership with Imperial College London to accelerate innovation in surgical robotics. This five-year partnership is designed to deliver breakthrough research and innovation for robotic surgery for musculoskeletal conditions.

Update on our Orthopaedics business

The Board of Smith+Nephew is committed to delivering long-term shareholder value and we are actively focused on improving performance, driving sharper execution, enhancing operational efficiency and optimising our portfolio composition.

We continue to prioritise investment behind our higher growth and margin Sports Medicine and Advanced Wound Management businesses where we have, through our RISE strategy, identified a clear path to market leadership which will deliver significant value.

Under the 12-Point Plan we have made considerable progress strengthening our Orthopaedics business unit, including improving product supply and portfolio simplification, which has resulted in significant improvements in margins and returns on capital in the business. We continue to focus on improving commercial performance as recent product launches scale and additional products come to market.

Given this strengthened position, the Board has for some months been considering strategic options for our Orthopaedics business. We note press comment as regards a possible combination between Johnson & Johnson’s Depuy Synthes business and Smith+Nephew. We confirm that, as part of that review of options, we approached Johnson & Johnson earlier in the year, and subsequently discussions did take place, but those conversations have now ended. We will continue to actively explore the full range of strategic options for the business as we develop the best outcome for our shareholders, patients, customers and colleagues.

Q3 performance - Sports Medicine & ENT

	26 September	27 September	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Sports Medicine & ENT	507	469	8.0	7.9	-	0.1
Sports Medicine Joint Repair	283	255	11.1	11.2	-	-0.1
Arthroscopic Enabling Technologies	169	157	7.7	7.5	-	0.2
ENT (Ear, Nose and Throat)	55	57	-4.8	-5.6	-	0.8

Sports Medicine & ENT continued to deliver a strong performance, including double-digit growth in the US across all three segments. The expected Volume Based Procurement (VBP) process in China has not yet been implemented in either our Arthroscopic Enabling Technologies or ENT segments and we continued to face a headwind from inventory management into these channels.

Sports Medicine Joint Repair has performed consistently well for multiple quarters. The double-digit Q3 growth came from broad-based strength across regions and the portfolio, including in shoulder, hip and small joint repair. Key growth platforms such as REGENETEN, CARTIHEAL and TENDON SEAM™ all continued to perform well.

Arthroscopic Enabling Technologies growth was led by the WEREWOLF FASTSEAL™ 6.0 Hemostasis Wand and our services business.

ENT delivered double-digit growth outside of China, led by good demand for our ARIS™ COBLATION Turbinate Reduction Wand and HALO™ Wand for tonsillectomy and adenoidectomy.

Q3 performance - Advanced Wound Management

	26 September	27 September	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Advanced Wound Management	454	455	-	-0.2	-	0.2
Advanced Wound Care	200	197	1.4	1.2	-	0.2
Advanced Wound Bioactives	144	158	-8.7	-8.8	-	0.1
Advanced Wound Devices	110	100	10.7	10.7	-	-

Advanced Wound Management sequential improvement reflected strong growth in Advanced Wound Devices offset by continued headwinds in Advanced Wound Bioactives.

Advanced Wound Care performance was led by the recently launched ALLEVYN COMPLETE CARE, which is delivering strong growth in the US. We have now launched ALLEVYN COMPLETE CARE in our major international markets and expect this product to continue to drive good growth in foams.

Advanced Wound Bioactives performance continued to reflect the impact of changes to reimbursement rules for skin substitutes which took effect at the start of 2026. The market is adapting more slowly than originally anticipated with the reimbursement reset driving a decline in both volumes and pricing in non-surgical settings, particularly in mobile where we have limited exposure. Despite these near-term dynamics, we continue to believe in the long-term fundamentals of the skin substitute segment beyond this transition year, and remain well-positioned for when market conditions normalise. SANTYL™ returned to modest growth following the weak Q2, reflecting this product’s normal quarterly volatility.

Advanced Wound Devices delivered double-digit growth driven by recent investments behind our PICO Single-Use NPWT System and LEAF Patient Monitoring System for pressure injury prevention.

Q3 performance - Orthopaedics

	26 September	27 September	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Orthopaedics	590	577	2.3	2.5	-	-0.2
Knee Implants	229	235	-2.6	-2.0	-	-0.6
Hip Implants	157	154	1.9	2.0	-	-0.1
Other Reconstruction	41	29	43.8	44.7	-	-0.9
Trauma & Extremities	163	159	2.3	1.8	-	0.5

Orthopaedics returned to growth this quarter, with strength in International markets, including Europe and Japan, and in Emerging Markets.

US Knee Implants revenue declined -7.3% on both an underlying and reported basis, primarily reflecting the ongoing impact of business lost in previous periods, rather than new losses in the quarter, alongside market softness. The market continues to shift towards cementless knees and we are now at the early stages of launching the cementless version of our new kinematic LANDMARK Knee System, which addresses this major portfolio gap.

US Hip Implants revenue declined -1.0% on both an underlying and reported basis, partially reflecting some market softness. While strong uptake and utilisation of CATALYSTEM continued, we were held back by the pace of set deployment which limited our ability to convert and retain legacy hip customers. We expect US Hip performance to improve as we deploy additional CATALYSTEM sets and customer access expands. The planned launch of CORI Hip in Q1 and CORI Hip Impactor in Q3 2027 will further strengthen our ability to convert and win business in accounts that increasingly prefer robotic hip workflows.

Outside the US, Knee Implants delivered underlying revenue growth of 4.0% (reported growth 2.7%) driven by our ANTHEM Knee System. Hip Implants delivered underlying revenue growth of 6.0% (reported growth 5.7%) outside the US, led by the POLAR3™ Total Hip System, good growth in Japan following the recent launch of CATALYSTEM and double-digit growth in the emerging markets.

Other Reconstruction delivered strong growth in the quarter driven by sales of our robotics-assisted CORI Surgical System, with the launch of CORI Shoulder on CORI XT being well received.

Trauma & Extremities performance was solid with good growth in IM Nails and double-digit growth from our AETOS Shoulder System.

Q3 performance by region

	26 September	27 September	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
geography	$m	$m	%	%	%	%
US	812	789	3.0	3.0	-	-
Other Established Markets(i)	456	447	2.0	3.2	-	-1.2
Total Established Markets	1,268	1,236	2.6	3.1	-	-0.5
Emerging Markets	283	265	7.0	4.8	-	2.2
Total	1,551	1,501	3.4	3.4	-	-
i.
 Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

Geographically, all regions contributed to growth. Excluding China, Group underlying revenue growth was 4.0% (reported growth ex China 3.9%). We continue to expect China to be broadly neutral to growth for the full year.

Share buyback on track

On 6 May 2026, Smith+Nephew announced a share buyback of $500 million to be completed within twelve months. The buyback demonstrates our commitment to disciplined capital allocation, balancing investment in strategic growth with the return of surplus capital to shareholders, in line with our framework. The buyback is on track with $250 million completed by the end of the third quarter.

Full year guidance updated

The Group is updating its full year guidance to reflect our outlook for US Hips and Knees in the fourth quarter and market conditions.

As a result, we now expect to deliver:

●
Full year underlying revenue growth of around 3% (previously “around 4%”). On a reported basis, the guidance equates to around 4.0% based on exchange rates prevailing on 30 October 2026.
●
As a result of the lower revenue outlook, trading profit growth is now expected to be around 4% (previously “around 8%”), with around $1.25 billion of trading profit (previously “around $1.3 billion”) including marginal dilution from the Integrity acquisition
●
Free cash flow is now expected to be around $750 million (previously “around $800 million”), with strong trading cash conversion of around 95%, in line with original guidance
●
Adjusted Return on Invested Capital (ROIC) is expected to be around 9% (previously “more than 10%”). Adjusted ROIC excludes the impact of Integrity Orthopaedics.

As previously disclosed, we expect the net year-on-year impact of tariffs to be broadly neutral to trading profit, and the headwind from skin substitutes to be towards the upper end of the previously guided $20 to $40 million range. The acquisition of Integrity Orthopaedics is expected to be marginally dilutive to trading profit in 2026, broadly neutral in 2027 and accretive from 2028, as previously guided.

Analyst conference call
An analyst conference call to discuss Smith+Nephew’s third quarter results will be held at 12.00pm GMT / 7.00am EST on Wednesday 4 November 2026, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Forward calendar
Results for the fourth quarter and full year 2026 will be released on 1 March 2027.

Investor contacts
Emily Heaven, Smith+Nephew	+44 (0) 7811 919437
Craig Bijou, Smith+Nephew	+1 (475) 850-8282

Media contacts
Charles Reynolds, Smith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha Bharmal, Brunswick	+44 (0) 20 7404 5959

Consolidated Revenue Analysis for Nine Months to 26 September 2026

	26 September	27 September	Reported	Underlying	Acquisitions	Currency
	2026	2025	growth	growth	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Sports Medicine & ENT	1,524	1,392	9.5	7.7	-	1.8
Sports Medicine Joint Repair	858	764	12.2	10.6	-	1.6
Arthroscopic Enabling Technologies	508	464	9.7	7.7	-	2.0
ENT (Ear, Nose and Throat)	158	164	-4.0	-5.4	-	1.4

Advanced Wound Management	1,321	1,299	1.7	-0.1	-	1.8
Advanced Wound Care	597	563	6.2	3.2	-	3.0
Advanced Wound Bioactives	407	442	-8.0	-8.3	-	0.3
Advanced Wound Devices	317	294	7.7	5.5	-	2.2

Orthopaedics	1,803	1,770	1.9	0.7	-	1.2
Knee Implants	720	736	-2.1	-3.1	-	1.0
Hip Implants	483	467	3.5	2.2	-	1.3
Other Reconstruction	109	93	17.2	15.8	-	1.4
Trauma & Extremities	491	474	3.5	2.2	-	1.3

Total	4,648	4,461	4.2	2.7	-	1.5

Consolidated revenue by geography
US	2,404	2,375	1.2	1.2	-	-
Other Established Markets(i)	1,413	1,344	5.1	2.0	-	3.1
Total Established Markets	3,817	3,719	2.6	1.5	-	1.1
Emerging Markets	831	742	12.0	8.5	-	3.5
Total	4,648	4,461	4.2	2.7	-	1.5

i.
Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

Reporting definitions

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2025 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rates.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

About Smith+Nephew
Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 17,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC’s website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

The Smith+Nephew name, logo, and product and technology names referenced in this report are trademarks of Smith+Nephew or its affiliates. All third-party marks are acknowledged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 04, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary